Exhibit 99.3

July 11, 2016

PERSONAL AND CONFIDENTIAL

Board of Directors
Full Circle Capital Corporation
102 Greenwich Avenue, 2nd Floor
Greenwich, CT 06830

Gentlemen:

We appreciate the call last week from Mr. McMahon, who responded to the two issues from my July 1st letter (copy enclosed).  However, that conversation raised further questions.

1.            Liquidation.  Mr. McMahon pointed to the 80% supermajority voting requirement in FULL’s Articles of Amendment and Restatement (Section 6.2).   However, we note that the existing FULL Board consists of Continuing Directors (as defined), and that a majority of the Continuing Directors can avoid that 80% requirement, lowering the bar to a simple majority shareholder vote.

FULL management did a nice job in Q1 selling $59MM of securities, while generating $2MM of net investment income.  The Fund’s remaining $84MM portfolio should not pose a challenge to liquidate.  For shareholders, it’s an easy choice between $3.61 in cash or shares in a discounted BDC.

2.            Valuation of MAST Assets.  We understand the proposed valuation for the MAST assets, per the merger agreement.  The FULL board should not yield its duty to value MAST securities independently and seek those values in a combination.  In that vein, one would typically expect to see a discount(s) for lack of marketability, liquidity, block discount, etc.; no seller of those MAST assets into the open market would receive values anywhere close to the values that MAST places on those assets.  (If MAST thinks those assets are correctly valued, it should sell them and contribute cash.)

The FULL market price suggests no viability of the proposed transaction.  We imagine that the FULL board is disappointed with the investor reaction to the proposed deal.  To continue FULL’s path to a fruitful resolution, we request FULL include a proposal at the special meeting to take the next step towards liquidation.  The Special Meeting is generally restricted to the proposed item (GECC combination) but also allows for legally required items.  Under that umbrella and shareholders’ evergreen right to terminate the investment advisory agreement, we suggest the Board include a proposal to terminate the investment advisory agreement at the Special Meeting, the next step in an orderly liquidation.

We appreciate the Board’s ongoing attention to the resolution of the fund.  Given the information available today, the Board should get their ducks in a row for a liquidation of FULL.

Very truly yours,

/s/ David C. Sims

David C. Sims
                                                                                                        President
Sims Capital Management LLC  | 225 East Mason Street, Suite 802  | Milwaukee, WI 53202
(414) 765-1107                         |                    www.simscapital.com

cc:     Andrew Dakos
         Bulldog Investors, LLC
         Park 80 West---Plaza Two
         250 Pehle Avenue, Suite 708
         Saddle Brook, NJ 07663

         Marcus Collins
         Chief Compliance Officer
         RiverNorth Capital Management, LLC
         325 N. LaSalle Street
         Suite 645
         Chicago, IL 60654-7030

            Luke E. Sims (Chairman, Sims Capital Management)

         Michael McMahon, electronically

Sims Capital Management LLC  | 225 East Mason Street, Suite 802  | Milwaukee, WI 53202
(414) 765-1107                         |                    www.simscapital.com